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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                            ______________________



                                 SCHEDULE 13G
                                (Rule 13d-102)
                                Amendment No. 4



                Information to be included in statements filed
                    pursuant to Rules 13d-1(b) and (c) and
                 amendments thereto filed pursuant to 13d-2(b)


                                AVT CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0328M 10 5
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                               Page 1 of 6 Pages


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 ----------------------                                     --------------------

  CUSIP NO. 03828M 10 5             SCHEDULE 13G             Page 2 of 6 Pages
                                   Amendment No. 4
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Richard J. LaPorte
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a)  [_]

      Not applicable                                            (b)  [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,110,180
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,110,180
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,110,180
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                         [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      3.62%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages
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Item 1(a). Name of Issuer.

     This Schedule 13G relates to AVT Corporation, a Washington corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 11410 N.E. 122nd Way, Kirkland, Washington 98034.

Item 2(a). Name of Person Filing.

     This Schedule 13G relates to Richard J. LaPorte.

Item 2(b). Address of Principal Business Office.

     The business address of the reporting person is 11410 N.E. 122nd Way, Kirkland, Washington 98034.

Item 2(c). Citizenship.

     Mr. LaPorte is a United States citizen.

Item 2(d). Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $.01 par value per share (the "Common Stock").

Item 2(e). CUSIP Number.

     The CUSIP Number for the Company's Common Stock is 03828M 10 5.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a) [_]  Broker or dealer registered under Section 15 of the Act,

     (b) [_]  Bank as defined in Section 3(a)(6) of the Act,

     (c) [_]  Insurance Company as defined in Section 3(a)(19) of the Act,

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act,

                               Page 3 of 6 Pages
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     (e) [_]  Investment Advisor registered under Section 203 of the Investment
              Advisors Act of 1940,

     (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

     (g) [_]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

     (h) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                Not applicable.

Item 4. Ownership.

     The following describes the ownership of Common Stock by Mr.LaPorte as of December 31, 1999:

     (a)  Amount beneficially owned: 1,110,180/1/

     (b)  Percent of class:  3.62%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote: 1,110,180

          (ii)  Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of: 1,110,180

          (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.


___________________________

         /1/ Includes 960,000 shares issuable upon exercise of employee stock options which are currently exercisable or become exercisable within 60 days of December 31, 1999.

                               Page 4 of 6 Pages
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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                               Page 5 of 6 Pages
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                                   SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 14, 2000.

                                           /s/ Richard J. LaPorte
                                           --------------------------------
                                                  Richard J. LaPorte

                               Page 6 of 6 Pages